SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OCEAN POWER TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

674870506
(CUSIP Number)

Hesham M. Gad c/o Paragon Technologies, Inc. 101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042 (610) 252-3205
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP Number 674870506	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Paragon Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,229,443
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,229,443
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,229,443
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON CO

CUSIP Number 674870506	SCHEDULE 13D	Page 3 of 6 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Paragon Technologies, Inc. (the “Reporting Person”) on July 7, 2023 (as amended, the “Schedule 13D” or this “Statement”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Person, including brokerage commissions, was approximately $1,194,981. The source of funds was the Reporting Person’s working capital.

Item 4. Purpose of Transaction.

The Reporting Person has initiated a book and records request in order to investigate alleged wrongdoing and/or mismanagement by the Company’s board of directors and/or members of management, to inquire into the independence of the members of the board of directors, and to assess possible breaches of fiduciary duty by the Company’s directors and officers. If the Company’s board of directors does not fully comply with the books and records request, the Reporting Person intends to file litigation in the State of Delaware to enforce its rights.

The Reporting Person acquired the Common Stock to which this Schedule 13D relates in the ordinary course of business for investment purposes.

The Reporting Person may engage in discussions with management, the board of directors of the Company, other stockholders of the Company and other relevant parties, including representatives of any of the foregoing, regarding the Reporting Person’s investment in the Common Stock and the Company, including, without limitation, matters relating to the Company’s business, operations, board appointments, governance, performance, management, capitalization, and strategic plans. The Reporting Person may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, and/or propose changes in the Company’s business, operations, board appointments, governance, management, capitalization, or strategic plans.

The Reporting Person may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including the solicitation of proxies, and may discuss such actions with the Company and Company’s management and the board of directors, other stockholders of the Company and other interested parties. The Reporting Person may make binding or non-binding stockholder proposals or may nominate one or more individuals as nominees for election to the Company’s board of directors in connection with their investment in the Common Stock of the Company.

The Reporting Person intends to review its investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company’s financial position and strategic direction, actions taken by the Company’s management or the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Company as it deems appropriate, including, without limitation, acquiring additional shares of Common Stock or disposing of some or all of its shares of Common Stock, in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Person may deem advisable, engaging in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Person may deem advisable, subject to applicable law, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position, change its purpose and/or formulate plans or additional proposals with respect to its investment in the Common Stock.

The Reporting Person has not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock reported herein.

CUSIP Number 674870506	SCHEDULE 13D	Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Person beneficially holds in the aggregate 2,229,443 shares of Common Stock, which represents approximately 4.0% of the Company’s outstanding shares of Common Stock. The Reporting Person directly holds the shares of Common Stock disclosed as beneficially owned by it in this Statement.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 56,263,728 shares of Common Stock reported by the Company as outstanding as of April 30, 2023 in the Company’s earnings release for the fourth quarter and fiscal year ended April 30, 2023, dated July 12, 2023.

(c)       Transactions effected by the Reporting Person in the Common Stock since the filing of the Schedule 13D on July 7, 2023 are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

CUSIP Number 674870506	SCHEDULE 13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 14, 2023

PARAGON TECHNOLOGIES, INC.

/s/ Hesham M. Gad
Name:	Hesham M. Gad
Title:	Executive Chairman and Chief Executive Officer

CUSIP Number 674870506	SCHEDULE 13D	Page 6 of 6 Pages

Schedule A

Transactions in the Common Stock in the Past 60 Days

Transaction Date	Number of Shares Bought (Sold)	Price per Share(1)
07/11/2023	40,284	$0.639
07/12/2023	10,100	$0.59

(1)	The price per share reported may be a weighted average price. The Reporting Person undertakes to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.